# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Samsara Inc., CIK 0001642896
CUSIP: 79589L106
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1 De Haro Street, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 06/12/2025
Amends the filing with accession number 0001193125-24-246604
Filed by CIK 0001774565
Persons authorized to receive notices and communications: Christopher McCain, General Catalyst Partners, 20 University Road, 4th Floor, Cambridge, Massachusetts (MA), 02138, (617) 234-7000

## Reporting persons
- General Catalyst Group Management Holdings GP, LLC (CIK 0001774565): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst Group Management Holdings, L.P. (CIK 0001774564): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst Group Management, LLC (CIK 0001637946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst Group VIII, L.P. (CIK 0001663852): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst Partners VIII, L.P. (CIK 0001758429): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst GP VIII, LLC (CIK 0001758432): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst Group X - Endurance, L.P. (CIK 0001801515): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst Partners X - Growth Venture, L.P. (CIK 0001801512): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst GP X - Growth Venture, LLC (CIK 0001801510): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst Group XI - Endurance, L.P. (CIK 0001883723): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst Partners XI - Endurance, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)
- General Catalyst Endurance GP XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,981,331; sole dispositive power 0; shared dispositive power 11,981,331; aggregate amount beneficially owned 11,981,331 (4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Samsara Inc.
Address of issuer's principal executive offices: 1 De Haro Street, San Francisco, California (CA), 94107
Comment: This Statement represents Amendment No. 6 to the Schedule 13D (the "Original Schedule 13D") originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on December 27, 2021 and amended by Amendment No. 1 to the Schedule 13D ("Amendment No. 1"), originally filed with the SEC by the Reporting Persons on March 20, 2023, Amendment No. 2 to the Schedule 13D ("Amendment No. 2"), originally filed with the SEC by the Reporting Persons on September 15, 2023, Amendment No. 3 to the Schedule 13D ("Amendment No. 3"), originally filed with the SEC by the Reporting Persons on March 21, 2024, Amendment No. 4 to the Schedule 13D ("Amendment No. 4"), originally filed with the SEC by the Reporting Persons on September 19, 2024 and Amendment No. 5 to the Schedule 13D ("Amendment No. 5"), originally filed with the SEC by the Reporting Persons on October 29, 2024. All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

GC VIII is the record owner of 5,460,903 of the GC Shares. As the sole general partner of GC VIII, GC VIII GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC VIII GPLP, GC VIII GPLLC may be deemed to own beneficially such GC Shares. GC X is the record owner of 4,520,428 of the GC Shares. As the sole general partner of GC X, GC X GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC X GPLP, GC X GPLLC may be deemed to own beneficially such GC Shares. GC XI is the record owner of 2,000,000 of the GC Shares. As the sole general partner of GC XI, GC XI GPLP may be deemed to own beneficially such GC Shares. As the sole general partner of GC XI GPLP, GC XI GPLLC may be deemed to own beneficially such GC Shares. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and/or vote of the GC Shares.

As the manager of each of GC VIII GPLLC, GC X GPLLC and GC XI GPLLC, GCGM LLC may be deemed to own beneficially such GC Shares. As the manager of GCGM LLC, GCGM LP may be deemed to own beneficially such GC Shares. As the general partner of GCGM LP, GCGM Holdings may be deemed to own beneficially such GC Shares.

Further, each Reporting Person disclaims beneficial ownership of the GC Shares except for the shares, if any, such Reporting Person holds of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 calculated using the outstanding shares of Class A Common Stock only. As disclosed in the Issuer's Form 10-Q filed on June 10, 2025 with the SEC (File No. 001-41140), the Issuer had 299,748,928 outstanding shares of Class A Common Stock as of June 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: Section (c) of Item 5 is hereby amended and restated in its entirety as follows: Effective June 12, 2025, GC VIII distributed in-kind on a pro rata basis, without consideration, a total of 5,460,902 shares of Class A Common Stock of the Issuer to its general and limited partners.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock of the Issuer beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Section (e) of Item 5 is hereby amended and restated in its entirety as follows:

As of June 12, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Class A Common Stock of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Agreement regarding joint filing Schedule 13D

## Signatures
- General Catalyst Group Management Holdings GP, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (06/16/2025)
- General Catalyst Group Management Holdings, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC, its General Partner (06/16/2025)
- General Catalyst Group Management, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (06/16/2025)
- General Catalyst Group VIII, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GP VIII, LLC, General Partner of GENERAL CATALYST PARTNERS VIII, L.P., its General Partner (06/16/2025)
- General Catalyst Partners VIII, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GP VIII, LLC, its General Partner (06/16/2025)
- General Catalyst GP VIII, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (06/16/2025)
- General Catalyst Group X - Endurance, L.P.: /s/ Christopher McCain, Christopher McCain, CLO of GENERAL CATALYST GP X - GROWTH VENTURE, LLC, GP of GENERAL CATALYST PARTNERS X - GROWTH VENTURE, L.P., its GP (06/16/2025)
- General Catalyst Partners X - Growth Venture, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GP X - GROWTH VENTURE, LLC, its General Partner (06/16/2025)
- General Catalyst GP X - Growth Venture, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (06/16/2025)
- General Catalyst Group XI - Endurance, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST ENDURANCE GP XI, LLC, GP of GENERAL CATALYST PARTNERS XI - ENDURANCE, L.P., its GP (06/16/2025)
- General Catalyst Partners XI - Endurance, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST ENDURANCE GP XI, LLC, its General Partner (06/16/2025)
- General Catalyst Endurance GP XI, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (06/16/2025)